UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-37773

Merus N.V.

(Translation of registrant’s name into English)

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 8.01. Other Events.

On November 5, 2019, Merus N.V. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc. and Jefferies LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”), in connection with the issuance and sale by the Company in a public offering of 4,750,000 common shares of the Company, nominal value €0.09 per share, at a public offering price of $14.50 per share, less underwriting discounts and commissions, pursuant to an effective shelf registration statement on Form F-3 (Registration No. 333-233367) and a related prospectus supplement filed with the Securities and Exchange Commission (the “SEC”). Under the terms of the Underwriting Agreement, the Company also granted the Underwriters an option exercisable for 30 days to purchase up to an additional 712,500 common shares at the public offering price, less underwriting discounts and commissions, which the Underwriters exercised in full on November 5, 2019. The closing of the offering is expected to occur on or about November 7, 2019, subject to the satisfaction of customary closing conditions.

The Company expects to receive net proceeds from the offering of approximately $74.0 million inclusive of the Underwriters’ exercise of their option to purchase additional shares in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds of this offering to advance the clinical development of its product candidates, for preclinical research and technology development and for working capital and other general corporate purposes. The Company believes that its cash, cash equivalents and investments, together with the net proceeds from this offering, will fund its operations into 2022.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions.

The foregoing description of the Underwriting Agreement is not complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 to this Report on Form 6-K (the “Report”) and is incorporated by reference herein.

NautaDutilh N.V., Dutch counsel to the Company, has issued an opinion to the Company, dated November 6, 2019, regarding the validity of the common shares to be issued and sold in the offering. A copy of the opinion is filed as Exhibit 5.1 to this Report.

This Report is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-233367).

Forward Looking Statements

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in the Report that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation, statements regarding the completion of the proposed offering, the Company’s intended use of proceeds from the offering and the sufficiency of the Company’s cash, cash equivalents, investments and net proceeds from the offering to fund the Company’s operations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: the Company’s need for additional funding, which may not be available and which may require the Company to restrict its operations or require the Company to relinquish rights to its technologies or Biclonics® and bispecific antibody candidates; potential delays in regulatory approval, which would impact the Company’s ability to commercialize its product candidates and affect its ability to generate revenue; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; the unpredictable nature of the Company’s early stage development efforts for marketable drugs; potential delays in enrollment of patients, including for the treatment of rare subpopulations such as NRG1 fusions, which could affect the receipt of necessary regulatory approvals; the Company’s reliance on third parties to conduct its clinical trials and the potential for those third parties to not perform satisfactorily; the Company may not identify suitable Biclonics® or bispecific antibody candidates under its collaboration with Incyte Corporation (“Incyte”) or any of its other collaborators, or Incyte or any of the Company’s other collaborators may fail to perform adequately under the Company’s collaborations with them; the Company’s reliance on third parties to manufacture its product candidates, which may delay, prevent or impair the Company’s development and commercialization efforts; protection of the Company’s proprietary technology; the Company’s patents may be found invalid, unenforceable, circumvented by competitors and its patent applications may be found not to comply with the rules and regulations of patentability; the Company may fail to prevail in potential lawsuits for infringement of third-party intellectual property; and the Company’s registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks.

These and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on April 3, 2019 and in its other subsequent reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this Report. Any such forward-looking statements represent management’s estimates as of the date of this Report. While the Company may elect to update such forward-looking statements at some point in the future, it disclaims any obligation to do so, even if subsequent events cause its views to change, except as required under applicable law. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this Report.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

1.1	Underwriting Agreement, dated November 5, 2019, between the Company and Citigroup Global Markets Inc. and Jefferies LLC, as representatives of the several underwriters named therein.

5.1	Opinion of NautaDutilh N.V.

23.1	Consent of NautaDutilh N.V. (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: November 6, 2019	By:	/s/ Ton Logtenberg
Name: Ton Logtenberg
Title: President, Chief Executive Officer and Principal Financial Officer